

Bombardier Recreational Products Inc.

Press release

BRP REPORTS THIRD-QUARTER RESULTS FOR FY05

Highlights:

- **Strengthening of Canadian dollar results in decrease in revenues of 6% for Q3/FY05**

- **Year-to-date revenues increased by 9% from $1,682.9 million to $1,832.7 million in FY05**

- **Q3/FY05 revenues unfavourably affected by approximately $55 million and by $139 million year-to-date due to foreign currency**

- **Q3/FY05 Consolidated Adjusted EBITDA stands at $77.8 million compared to $76.5 million for the same period in FY04 while year-to-date has reached $162.3 million compared to $111.9 million**

Valcourt, Québec, December 15, 2004 — Bombardier Recreational Products Inc., a privately-held company branded as "BRP," today reported revenues of $637.1 million for the third quarter of fiscal 2005 compared to $679.5 million for the same period of fiscal 2004, a 6% decrease mainly due to foreign exchange fluctuations of approximately $55 million.

Year-to-date revenues for the first nine months of FY05 rose by 9% from $1,682.9 million to $1,832.7 million. These year-to-date results stem from increased deliveries as well as better product mix for snowmobiles, watercraft and ATVs, a manufacturing agreement with Deere and Company and by the management decision to postpone production of watercraft and therefore delivery from the latter part of fiscal year ended January 31, 2004 to the first and second quarters of fiscal 2005. These results were also affected by foreign exchange fluctuations of approximately $139 million.

Gross profit margins amounted to 21% for the third quarter as compared to 24% for the same quarter last fiscal year. The decrease in gross margins is due primarily to the unfavourable impact of the strengthening of the Canadian dollar in relation to the U.S. dollar of approximately $31 million for the quarter.

Year-to-date gross margins stood at 17% as compared to 20% for the same period last year. The decrease is due primarily to the unfavourable impact of the strengthening of the Canadian dollar in relation to the U.S. dollar valued at approximately $92 million, offset partially by the positive impact of increased deliveries and a better product mix.

Gross margins were also negatively impacted by the following items as a result of the acquisition:

- the goods sold during the period which had been valued at the distributor selling prices of $9.3 million year-to-date and,
- the amortisation of $3.1 million for the third quarter and $9.3 million year-to-date of intangible assets acquired which were increased to their fair value.

Gross profit margin of 21% and of 17% for the three- and nine-month periods include adjustments related to the acquisition of the Company amounting to $9.3 million and $37.3 million respectively for the three- and nine-month periods (both including the unfavourable impact of foreign exchange contracts on revenues). Without these adjustments, gross profit margin would have been higher at 22% for the third quarter and 19% year-to-date.

Consolidated Adjusted EBITDA, as reconciled in the attached schedules, has reached $77.8 million compared to $76.5 for the third quarter of fiscal 2004, a 2% increase. This increase was negatively impacted by foreign exchange fluctuations of approximately $21 million.

Year-to-date consolidated adjusted EBITDA reached $162.3 million compared to $111.9 million for the corresponding period last fiscal year, a 45% increase. This increase is due to the positive impact of additional volumes and better product mix partially offset by a negative impact of foreign exchange of approximately $64 million.

BRP's income from continuing operations for the third quarter of fiscal 2005 was $53.6 million compared to $33.8 million for the same period in fiscal 2004, an increase of 59%. The third quarter of fiscal 2005 was largely impacted by an unrealised foreign exchange gain on the long-term debt of $51.9 million and offset by increased interest expense and accretion in the carrying value of preferred shares and a loss on redemption of preferred shares.

Year-to-date income from continuing operations amounted to $39.9 million compared to $22.7 million for the same period of fiscal 2004, an increase of 76%.

"The strengthening of the Canadian dollar in relation to the U.S. dollar has had a significant unfavourable impact on our net income which was partially offset by the positive impact of the Canadian dollar on our U.S. dollar denominated debt," said José Boisjoli, BRP's president and chief executive officer. "Our consolidated adjusted EBITDA for the quarter was relatively stable at $77.8 million compared to the same period the previous year," he added.

BRP operates in two segments: the **Power Sports segment** designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax engines; the **Marine Engines segment** designs, develops, manufactures and sells outboard engines.

Power Sports segment revenues for the third quarter of fiscal 2005 reached $519.4 million compared to $539.1 million for the same quarter of fiscal 2004, a decrease of 4%. The decrease is due primarily to the strengthening of the Canadian dollar against the U.S. dollar.

Year-to-date revenues amounted to $1,420.5 million, an increase of 11% when compared to revenues of $1,276.3 million for the same period the previous year. The increase is due to the popularity of the ATV Outlander and MAX series, a manufacturing supply agreement with Deere and Company, additional snowmobile shipments and by a management decision to postpone watercraft production and therefore delivery from the latter part of fiscal year ended January 31, 2004 to the first and second quarter of fiscal 2005.

In the snowmobile industry, the Lynx® and Ski-Doo® brands in Europe and in North America respectively continue to be number one in their markets. Three years ago, the Ski-Doo MX Z, based on the REV platform, created a new era in snowmobiling with the introduction of the driver-centred design, which changed the way snowmobilers ride. *American Snowmobiler* magazine just named the Ski-Doo MX Z, "Best of the Best".

With regards to the watercraft industry, BRP continues to strengthen its worldwide leadership position. The Sea-Doo® 3D was named "Boat of the Year" by *Boating Magazine* and came in second among "The 100 Best New Products for Men" in *Men's Health Tech Guide 2005.*

As for BRP's ATV business, the Outlander Max received the "Best in class" recognition from *All-Terrain Vehicle Magazine.* According to the magazine, the Company *"has aced a new segment in the ATV business with the introduction of, safe and innovative two-passenger ATVs. The Max concept- particularly the Outlander Max, with its unusual ability to morph between one passenger and 2-upper – not only makes for safe, secure 2-up travel, it opens the door to a multitude of potential attachments…"*

Marine Engines segment revenues for the three-month period ended October 31, 2004 reached $127.6 million a 16% decrease when compared to revenues of $151.3 million for the corresponding quarter of fiscal 2004. The decrease is mainly due to the strengthening of the Canadian dollar in relation to the U.S. dollar and a decrease in the number of deliveries due to a decision made to rationalise the product offering and to concentrate on E-TEC.

Year-to-date revenues reached $443.2 million, a 2% increase when compared to the same nine-month period of fiscal 2004. The increase in segment revenues is primarily due to an increased number of units sold and better product mix, mainly due to the introduction of E-TEC which were partially offset by the strengthening Canadian dollar.

In regards to the state-of-the-art Evinrude E-TEC™ engines, revenues continue to increase in line with the Company's expectations. The results clearly indicate that consumers are looking for performance and hi-tech.

Earlier this year, the U.S. Department of Commerce (DOC) issued a preliminary determination of antidumping for each "Japanese made" outboard engine sold in the United States. The DOC is expected to make a final determination on the duties imposed before the end of the year. In early 2005, the International Trade Commission should announce its final findings whether illegal pricing practices by Japanese companies have harmed U.S. manufacturers.

During the third quarter BRP closed the sale of its Utility Vehicle segment.

Subsequent to the quarter end, in November 2004, the Company announced that it was looking for potential strategic buyers for its Delavan, Wisconsin and Spruce Pine, North Carolina plants. The buyers would be expected to keep the plants operational and commit to maintaining a supplier relationship with the Company.

BRP also announced the restructuring of the Company's operations, including a reduction of its workforce. Some 800 jobs will be eliminated, of which 600 are in Canada.

"We've had to make difficult decisions in the last few weeks, especially with regards to our employees. These decisions were made to protect the Company from external pressures over which we have no control, and to ensure BRP's growth going forward," concluded José Boisjoli.

BRP is a world leader in the design, development, manufacturing, distribution and marketing of Sea-Doo® watercraft and sport boats, Ski-Doo® and Lynx™ snowmobiles, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC™, Bombardier* all-terrain vehicles (ATV), Rotax® engines and karts.

See attached unaudited interim consolidated balance sheets, interim consolidated statements of operations, and cash flows and schedules of adjusted EBITDA.

This release refers to non-GAAP financial measures, such as EBITDA and Consolidated Adjusted EBITDA. "EBITDA" is defined as earnings before interest, taxes, depreciation and amortisation. Adjusted EBITDA includes the further adjustments described below. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Our Senior Credit Agreement and the indenture governing our Senior Subordinated Notes contain covenants tied to similar measures. We believe that EBITDA and Consolidated Adjusted EBITDA, adjusted for certain items and impacts resulting from purchase accounting, are a fair representation of and provide information with respect to our ability to service our debt. However, they should not be considered as substitutes for, or superior to, measures of financial performance prepared in accordance with GAAP.

This release contains certain forward-looking statements with respect to our financial condition, results of operations and business. All of these forward-looking statements, which can be identified by the use of terminology such as "subject to," "believe," "expects," "may," "will," "should," "can," or "anticipates," or the negative thereof, or variations thereon, or comparable terminology, or by discussions of strategy, although believed to be reasonable, are inherently uncertain. Factors which may materially affect such forward-looking statements include: (i) slow or negative growth in the recreational products industry; (ii) interruption of business or negative impact on sales and earnings due to acts of war, terrorism, bio-terrorism, civil unrest or disruption of mail service; (iii) adverse publicity regarding safety issues; (iv) increased competition; (v) increased costs; (vi) loss or retirement of key members of management; (vii) increases in the cost of borrowings and unavailability of additional debt or equity capital; (viii) changes in general worldwide economic and political conditions in the markets in which BRP may compete from time to time; (ix) the inability of BRP to gain and/or hold market share of its wholesale and/or retail customers anywhere in the world; (x) the inability of BRP's clients to obtain and/or renew insurance; (xi) exposure to, and expense of defending and resolving, product liability claims and other litigation; (xii) the ability of BRP to successfully implement its business strategy; (xiii) the inability of BRP to manage its retail, wholesale, manufacturing and other operations efficiently; (xiv) consumer acceptance of BRP's products; (xv) fluctuations in foreign currencies, including the Canadian Dollar; (xvi) import-export controls on sales to foreign countries; (xvii) introduction of new federal, state, local or foreign legislation or regulation or adverse determinations by regulators anywhere in the world; (xviii) the mix of BRP's products and the profit margins thereon; and (xix) other factors beyond BRP's control.

Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

® ™ Trademark of Bombardier Recreational Products Inc. or its subsidiaries.
* Trademark of Bombardier Inc.used under license.

For information:

Pierre Pichette
Vice president,
Communications and Public affairs
Tel: 450-532-5188
pierre.pichette@brp.com
www.brp.com

Stéphanie Vaillancourt
Manager,
Financing and Investor relations
Tel: 514-732-7061
stephanie.vaillancourt@brp.com

Bombardier Recreational Products Inc.

(millions of Canadian dollars)

Unaudited Statements of Operations

	Three months ended October 31,		Nine months ended October 31,	
	the Company 2004	Predecessor[1] 2003	the Company 2004	Predecessor[1] 2003
Revenues	**$ 637.1**	$ 679.5	**$ 1,832.7**	$ 1,682.9
Cost of sales	**505.2**	517.8	**1,516.0**	1,347.9
Gross profit	**131.9**	161.7	**316.7**	335.0
Operating expenses				
Selling and marketing	**34.3**	41.1	**103.2**	123.6
Research and development	**23.9**	29.0	**79.3**	81.6
General and administrative	**35.4**	40.9	**97.3**	92.0
Total operating expenses	**93.6**	111.0	**279.8**	297.2
Operating income from continuing operations	**38.3**	50.7	**36.9**	37.8
Financing costs	**11.2**	0.6	**32.0**	2.4
Other (income) and expenses				
Accretion in carrying value of redeemable preferred shares	**1.0**	—	**3.0**	—
Loss on early redemption of preferred shares	**6.4**	—	**6.4**	—
Foreign exchange gain on long-term debt	**(51.9)**	—	**(50.6)**	—
Income from continuing operations before income taxes	**71.6**	50.1	**46.1**	35.4
Income tax expense	**18.0**	16.3	**6.2**	12.7
Income from continuing operations	**53.6**	33.8	**39.9**	22.7
Income (loss) from discontinued operations – net of tax	**(0.3)**	2.3	**(3.6)**	(0.3)
Net income	**$ 53.3**	$ 36.1	**$ 36.3**	$ 22.4

[1] Predecessor represents the recreational products business of Bombardier Inc.

(millions of Canadian dollars)

Unaudited Schedules of Consolidated Adjusted EBITDA

	Three months ended October 31,		Nine months ended October 31,	
	the Company 2004	Predecessor[1] 2003	the Company 2004	Predecessor[1] 2003
Income from continuing operation	**$ 53.6**	$ 33.8	**$ 39.9**	$ 22.7
Interest expense	**10.9**	0.6	**32.8**	2.4
Accretion in the carrying value of redeemable preferred shares	**1.0**	—	**3.0**	—
Loss on early redemption of preferred share	**6.4**	—	**6.4**	—
Income tax expense	**18.0**	16.3	**6.2**	12.7
EBIT	**89.9**	50.7	**88.3**	37.8
Depreciation and amortisation	**32.3**	25.7	**92.5**	76.5
EBITDA	122.2	76.4	180.8	114.3
Adjustments:				
Impact of fair value increments of inventory on cost of sales	**—**	—	**9.3**	—
Impact of foreign exchange contracts on revenue	**6.2**	—	**18.7**	—
Foreign exchange gain on long-term debt	**(51.9)**	—	**(50.6)**	—
Management fee	**0.8**	—	**2.3**	—
Employee stock compensation	**0.5**	—	**1.8**	—
Loss (gain) on disposal of other assets	**—**	0.1	**—**	(2.4)
Consolidated Adjusted EBITDA	**$ 77.8**	$ 76.5	**$ 162.3**	$ 111.9

[1] Predecessor represents the recreational products business of Bombardier Inc.

(millions of Canadian dollars)

Unaudited Consolidated Balance Sheets
(the Company)

	As at October 31, 2004	As at January 31, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 250.9	$ 196.2
Receivables	94.1	148.7
Inventories	344.0	331.3
Deferred income taxes	73.8	68.1
Other assets	108.0	97.1
Assets held for sale	14.5	63.3
Total current assets	885.3	904.7
Property, plant and equipment	420.6	490.3
Goodwill	69.8	78.9
Trademarks	151.1	151.1
Other intangible assets	81.4	90.7
Deferred income taxes	10.1	15.4
Other assets	56.7	64.5
	$ 1,675.0	$ 1,795.6
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 555.9	$ 632.0
Income taxes payable	16.5	8.5
Current portion of long-term debt	3.9	5.0
Deferred income taxes	—	0.3
Liabilities related to assets held for sale	—	15.6
Total current liabilities	576.3	661.4
Long-term debt	582.7	635.0
Deferred income taxes	12.8	17.5
Employee future benefits obligations	123.3	118.6
Other long-term liabilities	27.4	30.9
Redeemable preferred shares	—	43.2
Total liabilities	1,322.5	1,506.6
Shareholder's equity		
Share capital	364.0	304.5
Contributed surplus	1.9	—
Retained earnings (deficit)	18.8	(17.5)
Cumulative translation adjustment	(32.2)	2.0
	$ 1,675.0	$ 1,795.6

(millions of Canadian dollars)

Unaudited Statement of Cash Flows

| | Three months ended October 31, | | Nine months ended October 31, | |
	the Company	Predecessor[1]	the Company	Predecessor[1]
	2004	**2003**	**2004**	**2003**
Operating Activities				
Income from continuing operations	**$ 53.6**	$ 33.8	**$ 39.9**	$ 22.7
Non-Cash Items				
Depreciation and amortisation	**32.3**	25.7	**92.5**	76.5
Amortisation of deferred financial costs	**1.5**	—	**4.7**	—
Employee stock compensation	**0.5**	—	**1.9**	—
Deferred income taxes	**10.2**	(2.2)	**(10.8)**	8.6
Loss (gain) on disposal of property, plant and equipment	**0.3**	(0.5)	**0.7**	0.3
Loss (gain) on disposal of other assets	**—**	0.1	**—**	(2.4)
Change in the fair value of derivative financial instruments	**0.3**	7.1	**(0.8)**	7.1
Accretion in carrying value of redeemable preferred shares	**1.0**	—	**3.0**	—
Loss on early redemption of preferred share	**6.4**	—	**6.4**	—
Foreign exchange gain on long-term debt	**(51.9)**	—	**(50.6)**	—
Net change in non-cash working capital balances related to operations	**(33.2)**	(14.4)	**(9.3)**	(203.8)
Cash flows from operating activities	**21.0**	49.6	**77.6**	(91.0)
Investing Activities				
Additions to property, plant and equipment	**(15.8)**	(18.3)	**(35.6)**	(56.1)
Proceeds on disposal of property, plant and equipment	**2.6**	1.0	**2.7**	1.1
Proceeds on disposal of other assets	**—**	(0.1)	**—**	4.1
Business acquisition	**(3.6)**	—	**(17.5)**	—
Disposal related to Utility Vehicles segment	**41.1**	—	**41.1**	—
Other long-term assets	**—**	(6.3)	**—**	(9.6)
Cash flows from investing activities	**24.3**	(23.7)	**(9.3)**	(60.5)
Financing Activities				
Increase in share capital	**53.1**	—	**59.6**	—
Redemption of preferred shares	**(52.6)**	—	**(52.6)**	—
Net variation in advances (to) from related parties	**—**	54.0	**—**	41.2
Net contribution by (distribution to) Bombardier Inc.	**—**	(81.7)	**—**	114.3
Other liabilities	**—**	4.9	**(2.7)**	2.1
Repayment of long-term debt	**—**	—	**(2.7)**	(0.8)
Cash flows from financing activities	**0.5**	(22.8)	**1.6**	156.8
Effect of exchange rates changes on cash and cash equivalents	**(4.7)**	(2.7)	**(9.8)**	0.9
Cash flows from continuing operations	**41.1**	0.4	**60.1**	6.2
Cash flows from discontinued operations	**4.2**	3.5	**(5.4)**	(8.0)
Net increase (decrease) in cash and cash equivalents	**45.3**	3.9	**54.7**	(1.8)
Cash and cash equivalents beginning of period	**205.6**	23.0	**196.2**	28.7
Cash and cash equivalents at end of period	**$ 250.9**	$ 26.9	**$ 250.9**	$ 26.9

[1] Predecessor represents the recreational products business of Bombardier Inc.